Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bar Harbor Bankshares

We consent to the use of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Bar Harbor Bankshares and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein related to the registration of shares for the Bar Harbor Bankshares and Subsidiaries Equity Incentive Plan of 2009.

/s/KPMG LLP

Albany, New York
August 28, 2009